Exhibit 99.1

BITFARMS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022 (UNAUDITED)

- - - - - - - - - - - - - - - - - - - -

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of U.S. dollars)

	Note	March 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash		$77,294	$125,595
Trade receivables		669	1,038
Other assets	4	5,798	6,427
Digital assets	5	99,258	66,031
Digital assets - pledged as collateral	5, 10	139,534	86,825
Assets held for sale	6b	1,211	1,211
TOTAL CURRENT ASSETS		323,764	287,127

NON-CURRENT ASSETS:
Property, plant and equipment	6, 18b	180,914	136,850
Right-of-use assets	12	10,822	9,397
Long-term deposits, equipment prepayments and other	8	99,915	86,681
Intangible assets	7	1,331	1,681
Goodwill	3	17,900	16,955
Deferred tax asset	13a	4,475	3,896
TOTAL NON-CURRENT ASSETS		315,357	255,460

TOTAL ASSETS		$639,121	$542,587

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables and accrued liabilities	9	$10,729	$14,480
Current portion of long-term debt	11	23,204	10,257
Current portion of lease liabilities	12	4,421	4,346
Credit facility	10	100,592	60,002
Taxes payable		3,884	12,093
TOTAL CURRENT LIABILITIES		142,830	101,178

NON-CURRENT LIABILITIES:
Long-term debt	11	14,662	910
Lease liabilities	12	10,104	9,227
Asset retirement provision		445	239
Deferred tax liability	13a	11,323	8,451
TOTAL NON-CURRENT LIABILITIES		36,534	18,827

TOTAL LIABILITIES		179,364	120,005

EQUITY:
Share capital		405,409	378,893
Contributed surplus		49,844	43,704
Retained earnings (accumulated deficit)		4,504	(15)
TOTAL EQUITY		459,757	422,582

TOTAL LIABILITIES & EQUITY		$639,121	$542,587

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

(In thousands of U.S. dollars, except earnings per share data)

		Three months ended March 31,
	Note	2022	2021

Revenues	5, 18a	$40,329	$28,432
Cost of sales	17a	23,292	9,120
Gross profit		17,037	19,312

General and administrative expenses	17b	13,843	2,819
Loss on disposition of digital assets	5	34	22
Gain on revaluation of digital assets	5	(3,702)	—
Gain on disposition of property, plant and equipment		(12)	(19)
Operating income		6,874	16,490

Net financial expenses (income)	17c	(4,083)	23,425
Net income (loss) before income taxes		10,957	(6,935)

Income tax expense	13b	6,438	670

Net income (loss)		$4,519	$(7,605)

Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Revaluation gain on digital assets (net of tax)		—	5,128

Total comprehensive income (loss)		$4,519	$(2,477)

Net income (loss) per share (in U.S. dollars):	17d

Basic earnings (loss) per share		$0.02	$(0.06)

Basic weighted average number of shares		197,505,430	123,877,035

Diluted earnings (loss) per share		$0.02	$(0.06)

Diluted weighted average number of shares for the purpose of calculating diluted earnings per share		201,268,500	123,877,035

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

3

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for quantity of shares)

	Quantity of shares	Share capital	Contributed surplus	Retained earnings (accumulated deficit)	Total	Accumulated other comprehensive income	Total equity
Balance as of January 1, 2022	194,805,893	$378,893	$43,704	$(15)	$422,582	$—	$422,582

Net income and total comprehensive income	—	—	—	4,519	4,519	—	4,519
Share-based payment (Note 16)	—	—	6,105	—	6,105	—	6,105
Issuance of common shares and warrants (Note 14)	6,820,709	26,289	35	—	26,324	—	26,324
Deferred tax recovery related to equity issuance costs (Note 13)	—	227	—	—	227	—	227

Balance as of March 31, 2022	201,626,602	$405,409	$49,844	$4,504	$459,757	$—	$459,757

Balance as of January 1, 2021	88,939,359	$32,004	$5,588	$(22,145)	$15,447	$—	$15,447
Net loss	—	—	—	(7,605)	(7,605)	—	(7,605)
Share-based payment	—	—	420	—	420	—	420
Issuance of common shares	26,042,398	57,483	—	—	57,483	—	57,483
Conversion of long-term debt	8,474,577	5,110	(110)	—	5,000	—	5,000
Exercise of warrants and stock options	21,560,530	61,964	4,066	—	66,030	—	66,030
Unrealized gain on revaluation of digital assets, net of tax	—	—	—	—	—	5,128	5,128

Balance as of March 31, 2021	145,016,864	$156,561	$9,964	$(29,750)	$136,775	$5,128	$141,903

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

4

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

		Three months ended March 31,
	Note	2022	2021
Cash flows used in operating activities:
Net income (loss)		$4,519	$(7,605)
Adjustments for:
Depreciation and amortization		13,066	3,008
Net financial expenses (income)	17c	(4,083)	23,425
Digital assets mined	5	(39,725)	(27,190)
Digital assets liquidated	5	694	1,717
Loss on disposition of digital assets	5	34	22
Gain on revaluation of digital assets	5	(3,702)	—
Share-based payment	16	6,105	420
Interest and financial expenses paid		(3,074)	(564)
Deferred taxes	13b	2,519	241
Gain on disposition of marketable securities	17c	10,937	—
Gain on disposition of property, plant and equipment		(12)	(19)
Current taxes		3,919	670
Income taxes paid		(11,994)	—
Changes in non-cash working capital components	19	(8,435)	(2,561)
Net change in cash related to operating activities		(29,232)	(8,436)

Cash flows used in investing activities:
Purchase of property, plant and equipment		(22,671)	(6,896)
Proceeds from sale of property, plant and equipment		35	33
Digital assets purchased	5	(43,237)	—
Equipment and construction prepayments and other	8	(45,137)	(21,883)
Net change in cash related to investing activities		(111,010)	(28,746)

Cash flows from financing activities:
Issuance of common shares and warrants	14	26,289	57,483
Exercise of warrants and stock options	14	—	41,221
Repayment of lease liabilities		(1,049)	(1,066)
Repayment of long-term debt		(4,294)	(13,374)
Proceeds from long-term debt	11	30,994	—
Proceeds from credit facility	10	40,000	—
Net change in cash related to financing activities		91,940	84,264

Exchange rate differences on currency translation		1	4

Net change in cash		(48,301)	47,086
Cash at the beginning of the period		125,595	5,947

Cash at the end of the period		$77,294	$53,033

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 1: REPORTING ENTITY AND LIQUIDITY

a.	Bitfarms was incorporated under the Canada Business Corporation Act on October 11, 2018 and continued under the Ontario Corporations Business Act. The interim condensed consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The activities of the Company mainly consist of cryptocurrency mining and are divided into multiple jurisdictions described in Note 18 “Geographical Information”. The Company’s operations are predominantly in Canada and the United States, with new operations having commenced in Paraguay in 2022 and construction of a new facility having commenced in Argentina in 2021.

b.	Bitfarms is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and its ability to maintain sufficient liquidity to meet its commitments and minimum collateral requirements for its revolving credit facility, as described in Note 8 and Note 10, respectively. In addition, adverse changes to the factors mentioned above may impact the recoverability of the Company’s digital assets, property, plant and equipment and goodwill, resulting in impairment charges being recorded. 9159-9290 Quebec Inc. (“Volta”), a wholly owned subsidiary, assists the Company in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec.

The common shares of the Company are listed under the trading symbol BITF on Nasdaq and the TSX.

c.	In March 2020, the World Health Organization declared COVID-19 a pandemic. The potential impacts that COVID-19 may have on the Company includes increases in cryptocurrency price volatility and delays in receiving future orders of mining hardware and construction materials required to achieve the Company’s growth objectives. The Company has been, and is expected to continue to be, operating throughout the pandemic. No significant impact of COVID-19 has been observed on the Company’s existing operations for the three months ended March 31, 2022; however; the Company has observed longer than usual lead times and greater price fluctuations than usual in procuring mining equipment and construction materials required for the Company’s growth objectives. It is not possible to reliably estimate the length and severity of these developments as well as their impact on the financial results and position of the Company and its operating subsidiaries in future periods.

d.	In these financial statements, the following terms shall have the following definitions:

1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	BTC	Bitcoin
7	BVVE	Blockchain Verification and Validation Equipment (including miners)
8	CAD	Canadian Dollars
9	ARS	Argentine Pesos

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.	These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2021. These interim condensed consolidated financial statements were approved by the Board of Directors on May 13, 2022.

b.	The interim condensed consolidated financial statements have been prepared following the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2021.

The accounting policies have been applied consistently by the Company’s entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

NOTE 3: BUSINESS COMBINATION

On November 9, 2021, the Company acquired a cryptocurrency mining facility in Washington state through its wholly owned subsidiary, Backbone Mining Solutions LLC, comprising land, buildings, 17 megawatts of electrical infrastructure, power purchase agreements totaling 12 megawatts and in process power purchase agreement applications totaling 12 megawatts with a local hydro-electric utility producer. The consideration transferred was $26,676, including $23,000 of cash consideration and 414,508 Common shares with a value of $3,676 on the closing date. The seller entered into a consulting agreement with the Company in the amount of $2,000 for services relating to the operation of the facility. The Company also entered into a one-year lease agreement with the seller for a 5 megawatt cryptocurrency mining facility with monthly payments of $110.

The primary reason for the acquisition was to expand the Company’s energy portfolio with existing infrastructure to accommodate the Company’s expected delivery schedule of mining equipment.

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 3: BUSINESS COMBINATION (Cont.)

The following are the fair values of the identifiable assets of the date of the acquisition:

November 9,
2021
Consideration transferred
Cash paid at closing	$23,000
Value of 414,508 common shares transferred at closing	3,676
Fair value of total consideration transferred	$26,676

Recognized amounts of identifiable assets acquired
Electrical components	$5,954
Buildings	748
Land	74
Intangible assets - favorable lease	2,000
Total identifiable assets acquired	$8,776

Goodwill	$17,900

Goodwill consists mainly of the benefit the Company expects to receive from acquiring a turnkey facility with active power purchase agreements compared to the timeline and process the Company would undertake to procure new power purchase agreements, the materials and equipment required to build a facility and complete the construction process. The entire amount of goodwill is expected to be deductible for tax purposes.

The total assets recognized in the audited annual consolidated financial statements for the year ended December 31, 2021 were based on a provisional assessment of their fair value while the Company completed the independent valuation for the electrical components acquired. The valuation had not been finalized by the date the audited annual consolidated financial statements for the year ended December 31, 2021 were approved for issuance by the Board of Directors.

In May 2022, the valuation was finalized, resulting in measurement period adjustments. The acquisition date fair value of the electrical components was $5,954, a decrease of $1,127 compared to the provisional value. In addition, the fair value at the acquisition date of buildings decreased by $7, land decreased by $11 and intangible assets - favourable lease increased by $200. The cumulative impact of these measurement period adjustments were recognized in the interim financial statement as at and for the three months ended March 31, 2022. Impacts on the prior period were considered insignificant. As a result, there was a corresponding increase in goodwill of $945, resulting in $17,900 of total goodwill arising from the acquisition.

The Company generated $7,690 and $9,805 of revenues mainly from using the S19j pros installed at the facility, from November 9, 2021 to December 31, 2021 and from January 1, 2022 to March 31, 2022, respectively. Prior to the acquisition, the Company incurred hosting fees of $3,907 during the year ended December 31, 2021.

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 4: OTHER ASSETS

	March 31,	December 31,
	2022	2021
Electrical component inventory	$630	$548
Sales taxes receivable	637	1,980
Prepaid expenses and other	4,461	3,202
Insurance refund and other receivable	70	697
	$5,798	$6,427

NOTE 5: DIGITAL ASSETS

Bitcoin transactions and the corresponding values for the three months ended March 31, 2022, and 2021 were as follows:

	Three months ended March 31,
	2022		2021
	Quantity	Value	Quantity	Value
Balance as of January 1,	3,301	$152,856	—	$—
Bitcoin mined*	961	39,725	598	27,190
Bitcoin purchased	1,000	43,237	—	—
Bitcoin exchanged for cash and services	(18)	(694)	(3)	(171)
Bitcoin exchanged for long-term debt repayment	—	—	(47)	(1,546)
Loss on disposition of Bitcoin	—	(34)	—	(22)
Revaluation of digital assets	—	3,702	—	6,977
Balance of digital assets as of March 31,	5,244	238,792	548	32,428
Less digital assets pledged as collateral as of March 31,**	(3,064)	(139,534)	—	—
Balance of digital assets excluding digital assets pledged as collateral as of March 31,	2,180	$99,258	548	$32,428

*	Management estimates the fair value of Bitcoin mined on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement.
**	See Note 10 for details of the Company’s credit facility and Bitcoin pledged as collateral.

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

a. As at March 31, 2022, and December 31, 2021, property, plant and equipment consisted of:

	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost:
Balance as of January 1, 2022	$156,647	$9,000	$4,549	$5,783	$547	$176,526
Measurement period adjustment to business combination (Note 3)	(1,127)	—	(18)	—	—	(1,145)
Additions during the period	49,922	—	2,115	5,159	104	57,300
Balance as of March 31, 2022	205,442	9,000	6,646	10,942	651	232,681

Balance as of January 1, 2021	52,676	9,000	3,263	2,707	448	68,094
Additions through business combination (Note 3)	7,081	—	840	—	—	7,921
Additions during the period	114,323	—	470	3,265	136	118,194
Dispositions during the period	(6,146)	—	(24)	(189)	(37)	(6,396)
Transfer to assets held for sale	(11,287)	—	—	—	—	(11,287)
Balance as of December 31, 2021	156,647	9,000	4,549	5,783	547	176,526

Accumulated Depreciation:
Balance as of January 1, 2022	35,766	1,800	286	1,560	264	39,676
Depreciation	11,746	—	37	291	17	12,091
Balance as of March 31, 2022	47,512	1,800	323	1,851	281	51,767

Balance as of January 1, 2021	30,042	—	185	1,861	213	32,301
Depreciation	22,233	—	104	396	79	22,812
Dispositions during the period	(5,172)	—	(3)	(148)	(28)	(5,351)
Transfer to assets held for sale	(10,026)	—	—	—	—	(10,026)
Impairment	—	1,800	—	—	—	1,800
Impairment reversal	(1,311)	—	—	(549)	—	(1,860)
Balance as of December 31, 2021	35,766	1,800	286	1,560	264	39,676

Net book value as of
March 31, 2022	$157,930	$7,200	$6,323	$9,091	$370	$180,914
December 31, 2021	$120,881	$7,200	$4,263	$4,223	$283	$136,850

b.	Assets held for sale

During the year ended December 31, 2021, the Company ceased using the Antminer S9 miners and has plans to dispose of them within the next 12 months. Management determined that the Antminer S9 miners continue to meet the criteria to be classified as held for sale as at March 31, 2022.

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6: PROPERTY, PLANT AND EQUIPMENT (Cont.)

c.	Further details of the quantity and models of BVVE held by the Company are as follows :

	MicroBT Whatsminer (BTC)*	Bitmain S19j Pro	Innosilicon T3 & T2T (BTC)**	Canaan Avalon A10 (BTC)	Other Bitmain Antminers (BTC)***	Total
Quantity as of January 1, 2022	18,675	7,172	6,446	1,024	8,073	41,390
Additions during the period	11,974	—	—	—	—	11,974
Dispositions during the period	—	—	—	—	—	—
Quantity as of March 31, 2022	30,649	7,172	6,446	1,024	8,073	53,364

*	Includes 4,311 M20S, 13,685 M30S, 6,742 M31S and 5,911 M31S+ miners
**	Includes 5,082 T3 and 1,364 T2T miners
***	Includes 1,645 Antminer T15 and 368 Antminer S15, and 6,060 Antminer S9 miners that were classified as assets held for sale as described in Note 6b.

Included in the BVVE and electrical equipment listed above are right-of-use assets consisting of 3,000 Whatsminer M31S+ with a net book value of approximately $4,849 as described in Note 12.

NOTE 7: INTANGIBLE ASSETS

	Systems software	Favourable lease	Total
Cost:
Balance as of January 1, 2022	$5,150	$1,800	$6,950
Measurement period adjustment to business combination (Note 3)	—	200	200
Balance as of March 31, 2022	5,150	2,000	7,150

Balance as of January 1, 2021	5,150	—	5,150
Additions through business combination (Note 3)	—	1,800	1,800
Balance as of December 31, 2021	5,150	1,800	6,950

Accumulated amortization and impairment :
Balance as of January 1, 2022	5,008	261	5,269
Amortization	33	517	550
Balance as of March 31, 2022	5,041	778	5,819

Balance as of January 1, 2021	4,773	—	4,773
Amortization	235	261	496
Balance as of December 31, 2021	5,008	261	5,269

Net book value as of
March 31, 2022	$109	$1,222	$1,331
December 31, 2021	$142	$1,539	$1,681

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 8: LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, OTHER AND COMMITMENTS

	March 31,	December 31,
	2022	2021
VAT receivable*	$2,669	$2,067
Security deposits for energy, insurance and rent	3,022	1,555
Equipment and construction prepayments**	94,224	83,059
	$99,915	$86,681

*	See Note 17c for more details about the provision applied to the Argentine value-added tax (VAT) receivable.
**	The Company has deposits on BVVE and electrical components in the amount of $70,862, mainly for outstanding orders placed consisting of 48,000 Whatsminer miners with expected delivery in 2022. In addition, the Company has deposits for construction work and materials in the amount of $23,362, mainly for the Argentina expansion. The Company is exposed to counterparty risk through the significant deposits it places with suppliers of mining hardware to secure orders and delivery dates as well as deposits it places with constructions companies and suppliers of electrical components and construction materials. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment and construction prepayments that are not realized. The Company attempts to mitigate this risk by procuring mining hardware from the larger more established suppliers and with whom the company has existing relationships and knowledge of their reputation in the market as well as insuring deposits placed for construction work and materials.

The Company’s remaining payment obligations in connection with the 48,000 unit purchase agreement and an additional purchase agreement for 1,200 Antminer miners are outlined below:

March 31,
2022
Three months ending June 30, 2022	51,276
Three months ending September 30, 2022	28,391
Three months ending December 31, 2022	13,890
$93,557

The Company will require additional sources of financing to meet the payment obligations included in the table above. As described in Note 1, if the Company were unable to obtain such financing, or the Bitcoin price and network difficulty were adversely impacted, then the Company may have difficulty meeting its payment obligations. If the Company were unable to meet its payment obligations, there could result in the loss of equipment prepayments and deposits paid by the Company under the purchase agreements and remedial legal measures taken against the Company which may include damages and forced continuance of the contractual arrangement. Under these circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 9: TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31,	December 31,
	2022	2021
Trade accounts payable and accrued liabilities	$10,294	$9,873
Government remittances	435	4,607
	$10,729	$14,480

NOTE 10: CREDIT FACILITY

	March 31,	December 31,
	2022	2021
Revolving credit facility	$100,000	$60,000
Interest payable on revolving credit facility	592	2
	$100,592	$60,002

On December 30, 2021, the Company entered into a secured revolving credit facility up to $100,000 for a term of 6 months with Galaxy Digital LLC (the Facility Lender). The facility bears interest at a rate of 10.75% per annum with an unused fee of 0.75% per annum charged on the unused portion of the $100,000 facility. The facility is secured by Bitcoin, with the minimum value of Bitcoin pledged as collateral calculated as 143% of the amount borrowed. The Company is required to contribute additional collateral to the Facility Lender any time the value of the Bitcoin pledged as collateral is below 133% of the amount borrowed. The Company also has the right to require the Facility Lender to return any Bitcoin when the value of the Bitcoin pledged as collateral exceeds 143% of the amount borrowed. A substantial decrease in Bitcoin price may result in the Company being unable to meet the minimum Bitcoin collateral requirements, which could result in the disposition of the Company’s Bitcoin pledged as collateral by the Facility Lender, or repayment of the facility in fiat currency on demand. The Company is exposed to counterparty risk as it is reliant on the Facility Lender to return the Bitcoin collateral upon extinguishment of the credit facility.

This agreement contains a covenant where the ending balance of the Company’s net assets of any calendar month cannot decline by:

a.	25% or more compared to the previous month

b.	50% or more compared to three months ago

c.	50% or more compared to any calendar month in the immediately preceding calendar year

As of April 30, 2022, the most recently completed calendar month, the Company was in compliance with all of the covenants described above.

During the three months ended March 31, 2022, the Company drew an additional $40,000 of the credit facility, bringing the total amount drawn to $100,000 as of March 31, 2022. The Company pledged 3,064 Bitcoin as collateral with a fair market value of $139,534 as of March 31, 2022. The pledged Bitcoin is held in a segregated Coinbase Custody account owned by the Facility Lender. Subsequent to the reporting date, an additional 1,870 BTC were held as collateral by the Facility Lender due to the decline in Bitcoin price.

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 11: LONG-TERM DEBT

	March 31,	December 31,
	2022	2021
Equipment financing	37,782	11,039
Volta note payable	84	128
Total long-term debt	37,866	11,167
Less current portion of long-term debt	(23,204)	(10,257)
Non-current portion of long-term debt	$14,662	$910

a)	Equipment financing

In February 2022, the Company entered into an equipment financing agreement for gross proceeds of $32,000 collateralized by 6,100 Bitmain S19j Pros referred to as “Blockfi Loan”. The net proceeds received by the Company were $30,994 after capitalizing origin, structuring and other transaction fees of $1,006.

Details of the equipment financing and the balance of the loans and the net book value (NBV) of their related collateral, as of March 31, 2022, are as follows:

	Maturity date	Rate	Monthly repayment	Long-term debt balance	NBV of Collateral	Collateral*
Blockfills loan #1	August 2022	22.2%	$92	$404	$906	1,000
Blockfills loan #2	September 2022	17.8%	134	707	1,541	2,000
Blockfills loan #3	October 2022	18.6%	67	396	876	1,000
Foundry loan #1	September 2022	18.6%	540	3,088	7,070	1,465
Foundry loan #2	March 2023	16.5%	100	1,016	1,740	300
Foundry loan #3	April 2023	16.5%	94	1,030	1,450	300
Foundry loan #4	May 2023	16.5%	106	1,258	1,703	400
Blockfi loan	February 2024	18.1%	1,530	29,883	39,290	6,100
Total			$2,663	$37,782	$54,576	12,565

*	Represents the quantity of Whatsminers and Bitmain S19j Pros received in connection with the equipment financing and pledged as collateral for the related loan.

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 12: LEASES

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and their activity during the three months ended March 31, 2022:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As at January 1, 2022	$9,038	$283	$76	$9,397	$13,573
Additions and extensions to ROU assets	1,841	—	—	1,841	1,838
Depreciation	(376)	(31)	(9)	(416)	—
Payments	—	—	—	—	(1,354)
Interest	—	—	—	—	305
Foreign exchange	—	—	—	—	163
As at March 31, 2022	$10,503	$252	$67	$10,822	$14,525
Less current portion of lease liabilities					(4,421)
Non-current portion of lease liabilities					$10,104

The Company maintains one lease agreement for mining hardware, consisting of 3,000 Whatsminer M31S+, with a net book value of approximately $4,849, classified as property, plant and equipment under BVVE and electrical equipment as described in Note 6.

NOTE 13: INCOME TAXES

a.	Deferred taxes

Deferred taxes are computed at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets, loss carryforwards and professional fees relating to the Company’s equity activity that are recorded as a reduction of equity. The Company’s deferred tax liability as of March 31, 2022 was $11,323 and its deferred tax asset was $4,475.

b.	Taxes included in profit or loss:

	Three months ended March 31,
	2022	2021
Current tax expense:
Current year	$4,065	$429
Prior year	(146)	—

Deferred tax expense:
Current year	2,519	241
Prior year	—	—
	$6,438	$670

In addition to the taxes included in profit or loss, a deferred tax recovery of $227 was recorded through equity as it related to expenses recorded as a reduction of equity in connection with the Company’s at-the-market equity program as described in Note 14.

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 13: INCOME TAXES (Cont.)

c.	Effective tax rate for the three months ended March 31:

2022
Income tax expense at statutory rate of 26.5%	$2,904
Increase in taxes resulting from:
Foreign rate differential	2,101
Prior year	(146)
Non-deductible expenses and other	86
Deferred tax asset not recognized	1,493
$6,438

NOTE 14: SHARE CAPITAL

	Authorized	Issued and outstanding at
	March 31, 2022	March 31, 2022	December 31, 2021
	Number of shares
Common shares of no par value	Unlimited	201,626,602	194,805,893

Details of the outstanding warrants are as follows:

	2022		2021
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	19,427,797	$4.16	6,052,918	$0.41
Granted	25,000	3.47	28,119,071	2.76
Exercised	—	—	(20,748,601)	1.95
Outstanding, March 31,	19,452,797	$4.16	13,423,388	$2.96

The weighted average contractual life of the warrants as at March 31, 2022 was 2.2 years (March 31, 2021: 3.3 years).

Garlock Acquisition

During the three months ended March 31, 2022, the Company acquired a building in Quebec referred to as “Garlock” in exchange for $1,783 and 25,000 warrants granted with a strike price of $3.47USD that have a contractual life of 2 years.

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 14: SHARE CAPITAL (Cont.)

At-The-Market Equity Program

Bitfarms commenced an at-the-market equity program on August 16, 2021, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate proceeds of up to $500,000. During the year ended December 31, 2021, the Company issued 23,922,928 common shares in exchange for gross proceeds of $150,296 at an average share price of approximately $6.28USD. The Company received net proceeds of $145,601 after paying commissions of $4,509 to the Company’s agent, in addition to $186 of other transaction fees. During the three months ended March 31, 2022, the Company issued 6,820,709 common shares in exchange for gross proceeds of $27,183 at an average share price of approximately $3.99USD. The Company received net proceeds of $26,289 after paying commissions of $815 to the Company’s agent and $78 in other transaction costs.

NOTE 15: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	March 31,	December 31,
	2022	2021
Trade payables and accrued liabilities:
Directors’ remuneration	$—	$19
Director and senior management incentive plan	113	1,465
	$113	$1,484

Lease liabilities:
Companies controlled by directors	$1,280	$1,357

Amounts due to related parties, other than lease liabilities, are unsecured, non-interest bearing and payable on demand.

b.	Transactions with related parties during the three months ended March 31, 2022:

1.	The Company made rent payments totaling approximately $121 for the three months ended March 31, 2022, (for the three months ended March 31, 2021: $116) to companies controlled by certain directors. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities.

2.	The Company entered into consulting agreements with two directors. The consulting fees totaled approximately $200 for the three months ended March 31, 2022 (for the three months ended March 31, 2021: $124).

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 15: TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

The transactions described above were incurred in the normal course of operations. These transactions are included in consolidated statements of profit or loss and comprehensive profit and loss as follows:

	Three months ended March 31,
	2022	2021
General and administrative expenses	$200	$124
Net financial expenses (income)	27	33
	$227	$157

NOTE 16: SHARE-BASED PAYMENT

The share-based payment expense recognized in the financial statements for employee services received is as follows:

	Three months ended March 31,
	2022	2021

Equity-settled share-based payment plans	$6,105	$420

The share-based payment transactions entered into between the Company and its employees and service providers during the three months ended March 31, 2022 are described below. During the three months ended March 31, 2022, the Board of Directors approved stock option grants to purchase 120,000 common shares in accordance with the stock option plan adopted on May 18, 2021. All options issued to employees become exercisable when they vest and can be exercised for a period of 5 years from the date of the grant.

The inputs used to value the option grants using the Black-Scholes model are as follows:

Grant date	March 31, 2022
Dividend yield (%)	—
Expected share price volatility (%)	105%
Risk-free interest rate (%)	2.49%
Expected life of stock options (years)	3
Share price (CAD)	4.71
Exercise price (CAD)	4.71
Fair value of options (USD)	2.40
Vesting period (years)	1.5
Quantity of options granted	120,000

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 16: SHARE-BASED PAYMENT (Cont.)

Details of the outstanding stock options are as follows:

	Three months ended March 31, 2022
	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	12,546,733	5.06
Granted	120,000	4.71
Exercised	(55,000)	0.42
Outstanding, March 31,	12,611,733	5.08
Exercisable, March 31,	5,875,558	4.45

The weighted average contractual life of the stock options as at March 31, 2022 was 4.2 years (March 31, 2021: 3.7 years).

NOTE 17: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

a.	Additional details to the components of cost of sales are as follows:

	Three months ended March 31,
	2022	2021
Energy and infrastructure	$9,590	$5,469
Depreciation and amortization	13,066	3,008
Purchases of electrical components	307	256
Electrician salaries and payroll taxes	329	387
	$23,292	$9,120

b.	Additional details to the components of general and administrative expenses are as follows:

	Three months ended March 31,
	2022	2021
Salaries and share based payment	$7,660	$1,299
Professional services	2,123	985
Advertising and promotion	50	2
Insurance, duties and other	3,565	447
Travel, motor vehicle and meals	315	27
Hosting and telecommunications	130	59
	$13,843	$2,819

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 17: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Cont.)

c.	Additional details to the components of net financial expenses (income) are as follows:

	Three months ended March 31,
	2022	2021
Loss on revaluation of warrants	$—	$19,524
Loss on embedded derivative	—	2,641
Gain on disposition of marketable securities*	(10,937)	—
Loss (gain) on currency exchange	858	(322)
Interest on credit facility and long-term debt	2,705	474
Interest on lease liabilities	305	424
Warrant issuance costs	—	668
Provision on VAT receivable**	2,919	—
Other financial expenses	67	16
	$(4,083)	$23,425

*	During the three months ended March 31, 2022, the Company has continued to fund its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to a subsidiary in Argentina that it controls. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gave rise to a gain as the amount received in Pesos exceeds the amount of Pesos the Company would have received from a direct foreign currency exchange.
**

The Argentine VAT is not expected to be settled within the next 12 months and therefore it has been classified as long-term in Note 8. The Company has recorded a provision on this VAT receivable, which is classified within net financial expenses (income) during the three months ended March 31, 2022. Historically, ARS has devalued significantly when compared to USD due to high levels of inflation in Argentina, which may result in the Company recording future foreign exchange losses on its Argentina VAT receivable.

d.	Earnings per share:

For the three months ended March 31, 2021, potentially dilutive securities have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive. The additional potentially dilutive securities that would have been included in the calculation for diluted earnings per share had their effect not been anti-dilutive, for the three months ended March 31, 2021, would have been approximately 25,142,000.

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 18: GEOGRAPHICAL INFORMATION

a.	Revenues

	Three months ended March 31,
	2022	2021
Canada	$29,926	$28,132
USA	9,805	300
Paraguay	$598	$—
	$40,329	$28,432

b.	Property, Plant And Equipment

	March 31,	December 31,
	2022	2021
Canada	$124,919	$83,402
USA	46,976	51,672
Argentina	6,406	665
Paraguay	2,613	1,111
	$180,914	$136,850

NOTE 19: ADDITIONAL DETAILS TO THE STATEMENT OF CASH FLOWS

	Three months ended March 31,
	2022	2021
Changes in working capital components:
Decrease in trade receivables, net	$369	$73
Decrease (increase) in other current assets	629	(3,008)
Decrease (increase) in long-term deposits	(4,988)	27
Increase (decrease) in trade payables and accrued liabilities	(4,262)	588
Decrease in taxes payable	(183)	(241)
	$(8,435)	$(2,561)
Significant non-cash transactions:
Addition of right-of-use assets, property, plant and equipment and related lease liabilities	$1,838	$5,626
Purchase of property, plant and equipment financed by short-term credit	$3,262	$490
Extinguishment of warrant liability and long-term debt through share issuance	$—	$24,322
Equipment prepayments realized as additions to property, plant and equipment	$33,972	$—
Deferred tax recovery related to equity issuance costs	$227	$—

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 20: SUBSEQUENT EVENTS

At-The-Market Equity Program

During the period from April 1, 2022, to May 13, 2022, the Company issued 1,488,467 common shares in exchange for gross proceeds of $4,698 at an average share price of approximately 3.16 USD. The Company received net proceeds of $4,551 after paying commissions of $147 to the Company’s agent. See Note 14 for further details to the Company’s at-the-market equity program.

Extension of lease in Saint-Hyacinthe

On April 1, 2022, the Company signed a lease extension for its facility in Saint-Hyacinthe, Quebec for 5 years with monthly payments totaling $31 ($38,667 CAD) which is expected to take effect in October 2022.